

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-mail
Ms. Christie B. Kelly
Chief Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

> **Re:** **Jones Lang LaSalle Incorporated**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 27, 2014**
> **File No. 001-13145**

Dear Ms. Kelly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Liquidity and Capital Resources, page 78

Capital Expenditures, page 79

1. Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 89

2.   Please tell us the nature of the notes and other receivables and long-term receivables. Further, tell us if you determined notes and other receivables, warehouse receivables and long-term receivables are financing receivables, and tell us how you made that determination. To the extent you believe these are financing receivables, please tell us how you have complied with paragraphs 6, 11B, 15 and 29 of ASC 310-10-50.

(13) Commitments and Contingencies, page 117

3.   In future filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of your proposed disclosure.

Form 10-Q for the quarterly period ended June 30, 2014

Financial Statements

Notes to Consolidated Financial Statements, page 7

(12) Restructuring and Acquisition Charges, page 20

4.   Please provide us with more information regarding your determination to initially record the $34.5 million indemnification asset and the related unrecognized tax benefit as well as your subsequent decision to write off these items. Your response should address, but not necessarily be limited to, the timeline of your accounting for these items, how you determined it was appropriate to record the asset and liability, and what occurred that made the company determine it was appropriate to write off the asset and liability. Within your response, please reference any authoritative accounting literature management relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant